

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

<u>Via E-mail</u>
Shari DeMaris
Senior Vice President, Chief Financial Officer
Hills Bancorporation
131 Main Street
Hills, Iowa 52235

> **Re: Hills Bancorporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-12668**

Dear Ms. DeMaris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Part III</u>

1. Certain information required to be included in this Part has not sufficiently been incorporated from your definitive proxy statement. Please file an amended 10-K that provides, where appropriate, the accurate section headings in the proxy for each of the disclosure components required to be provided in response to Items 10-13.

<u>Item 10. Directors, Executive Officers and Corporate Governance</u>

2. Please amend your 10-K to include biographical information for each of your non-director executive officers. Refer to Item 401 of Regulation S-K.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence,
incorporated from page 14 of the definitive proxy statement on Schedule 14A</u>

3. Please confirm that by comparable transactions with "other persons" on page 15 of your definitive proxy statement, you mean "persons not related to" the company, and please confirm that you will revise future filings to include the corrected representation. Refer to the instructions to Item 404(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief